NORD RESOURCES CORPORATION
1 West Wetmore Road
Suite 203
Tucson, Arizona 85705
Tel: (520) 292-0266

December 18, 2007

MAIL STOP 7010
FAX NUMBER (202) 772-9368

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:   Mr. John Madison

Dear Sirs/Mesdames:

Nord Resources Corporation (the “Company”)
Form SB-2 Registration Statement, as amended (the “Registration Statement”)
SEC File No. 333-146813

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “U.S. Securities Act”), the Company hereby requests acceleration of the effective date of its Registration Statement to 4:00 p.m. (EST) on Wednesday, December 19, 2007, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the U.S. Securities Act and the Securities Exchange Act of 1934, as amended. The Company further acknowledges that:

  should the United States Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call the undersigned if you have any questions.

NORD RESOURCES CORPORATION

Per:

/s/ John Perry

John Perry
President and Chief Executive Officer